EXHIBIT 99.9

PRESS RELEASE

Strategy, Sustainability & Climate Presentation

TotalEnergies reports on the progress made in 2021 and expands its ambition towards Carbon Neutrality

Paris, March 24, 2022 – In connection with the publication of its Sustainability & Climate – 2022 Progress Report, TotalEnergies is presenting the advances made in its transformation strategy and an update of its climate ambition, in accordance with the commitment made by the Board of directors at its Annual Shareholders' Meeting of May 25, 2021. The report, the presentation and the webcast of the event are available at totalenergies.com.

In 2021, TotalEnergies deployed its transformation strategy

In 2020, TotalEnergies unveiled its transformation strategy to become a multi-energy company, as well as its ambition to become a major player in the energy transition, committed to getting to net zero by 2050, together with society. This ambition took shape in 2021 through very significant progress:

•	TotalEnergies accelerated its development in renewables and electricity with more than 10 GW of gross installed capacity for renewable electricity generation and more than six million electricity customers at the end of 2021. Investments in renewables and electricity accounted for 25% of total investments, exceeding the initial target of 20% planned one year ago.
•	Regarding gas, the energy of the transition, TotalEnergies’ liquefied natural gas (LNG) sales increased by 10% to reach 42 million tons, 99% of which went to countries with a net zero pledge.
•	TotalEnergies took strong action in 2021 to lower its Scope 1, 2 and 3 greenhouse gas emissions: TotalEnergies reduced the share of petroleum products in its sales mix to 44% (from 65% in 2015), lowering the greenhouse gas emissions related to petroleum products used by its customers (Scope 3) by 19%.
•	TotalEnergies also achieved a very significant 20% decrease in emissions from its operated facilities (Scope 1+2) compared to 2015 and a 14% reduction in the carbon footprint of the products sold in Europe (vs 2015).

Today, all of these results allow the Company to deliver energy to its customers with a more carbon intensity lifecycle reduced by more than 10% compared to 2015.

TotalEnergies is expanding its ambition, in line with the society's carbon neutrality ambition, and looks ahead to 2050

With a target of a 40% reduction in net Scope 1+2 emissions by 2030 compared to 2015, TotalEnergies is in line with the commitments made by countries with a net zero pledge by 2050, including the European Union with its "Fit for 55" package. Transition Pathway Initiative (TPI) assessed TotalEnergies “as one of three O&G firms that have set emissions reduction targets that are ambitious enough to reach net zero by 2050 and to align with TPI's 1.5°C benchmark”.

TotalEnergies wants to go even further and is expanding its ambition with an ambitious new objective: TotalEnergies will reduce emissions related to sales of petroleum products (Scope 3 Oil) by more than 30% from 2015 level by 2030.

TotalEnergies is also expanding its ambition with targets to reduce methane emissions (50% from 2020 levels by 2025 and 80% from 2020 levels by 2030) to move towards zero methane.

This ambition is backed by a clear, disciplined investment policy: over the 2022-2025 period, 50% to the investments will be dedicated to growth of energies supply: 30% in the development of decarbonized energies, including 25% for renewables and electricity and 5% for new decarbonized molecules (biofuels, biogas, H2, e-fuels), and 20% for further development in gas, mainly LNG, energy of the transition to replace coal in electricity production. The other half of investments will be dedicated to maintaining and adapt the existing capacities of the worldwide upstream and downstream oil and gas facilities of TotalEnergies: 30% dedicated to maintenance and 20% dedicated to new low-cost, low-emission fields and exploration to fight against the natural decline of the fields and maintain oil production.

Lastly, TotalEnergies describes, for the first time, its vision of a net zero TotalEnergies in 2050, together with society, a Company that produces 50% of renewable electricity, 25% of new decarbonized molecules from biomass (biofuels, biogas) or renewable electricity (hydrogen, e-fuels) and 25% of hydrocarbons (oil and gas), whose residual Scope 3 emissions from its customers of about 100 MtCO2e will be fully captured, recycled or offset.

Consultative resolution to be submitted to the vote at the 2022 Shareholders' Meeting

In accordance with the resolution approved by shareholders in May 2021 concerning TotalEnergies' ambition with respect to sustainable development and energy transition towards carbon neutrality, the Board of Directors has decided to report on the progress made to date and update the ambition at the Shareholders' Meeting of May 25, 2022. To this end, it will submit the Sustainability & Climate – 2022 Progress Report to shareholders for an advisory vote at the meeting of May 25, 2022.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).